Mail Stop 4561

February 11, 2008

Mr. Edward A. Glickman
President and Chief Operating Officer
Pennsylvania Real Estate Investment Trust
The Bellevue
200 South Broad Street
Philadelphia, PA 19102

> **Re:** **Pennsylvania Real Estate Investment Trust**
> **Form 10-K for the year ended December 31, 2006**
> **Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and**
> **September 30, 2007**
> **File No. 1-06300**

Dear Mr. Glickman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief